Exhibit 99.7

NICE Actimize Leads Innovation Session on Artificial Intelligence and
Automation at ACAMS 23rd Annual International
AML & Financial Crime Conference

Combining machine learning analytics with robotic process automation, NICE Actimize recently launched its new Suspicious Activity Monitoring (SAM) solution

HOBOKEN, NJ – March 20, 2018 – NICE (Nasdaq: NICE): Continuing its theme of transformation and offering anti-money laundering solutions infused with artificial intelligence and machine learning, NICE Actimize, a leader in Autonomous Financial Crime Management, is conducting an information-packed session on innovation at ACAMS 23rd Annual International AML & Financial Crime Conference to be held this spring from April 9-11. Titled “The Future of AML: AI, Robotics, Automation – Oh My!,” the session will examine the specific market drivers behind the adoption of machine learning, robotics, and AI technologies in AML, and review practical applications of robotics to enhance the investigation and SAR filing processes.

Experienced in adapting artificial intelligence and automation technologies to financial crime solutions, NICE Actimize recently launched its next generation Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate crime detection with robotic process automation, virtually eliminating the manual search for third-party data, increasing team productivity, and reducing investigation time for a single alert by up to 70 percent.

The new Suspicious Activity Monitoring solution introduced NICE Actimize’s concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time, and will be reviewed during the session. The approach represents a massive shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk.

Joe Friscia, President, NICE Actimize
“As ACAMS demonstrates to us, the anti-money laundering and financial crime community are excited about the potential of artificial intelligence and robotics process automation, and the extraordinary advancements these technologies are already bringing to the operations of any compliance department. Committed to our own advancements in Autonomous Financial Crime Management, we look forward to sharing our insights and experiences with the ACAMS membership this April.”

Designed to also assist conference attendees in better understanding how these innovative technologies can increase alert effectiveness while meeting model governance standards, the session will be led by Ted Sausen, AML Subject Matter Expert, NICE Actimize. Sausen has more than 25 years of experience implementing global enterprise solutions across multiple industries including high tech, financial, transportation, and manufacturing, supporting engineering, finance, supply chain, product safety, and regulatory compliance.

The full ACAMS convention will be held at the Diplomat Resort & Spa in Hollywood, Florida, with the NICE Actimize innovation presentation occurring on April 10 at 2:30 p.m. NICE Actimize will also offer demonstrations of its latest anti-money laundering technology at its convention Booth 219.

For additional information:
•	NICE Actimize Suspicious Activity Monitoring solution, click here.
•	NICE Actimize Autonomous Financial Crime Management approach, click here.
•	On-demand anti-money laundering and financial crime webinars, click here.

About NICE Actimize

NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +551-256-5202
cindy.morgan-olson@niceactimize.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.